SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 11)(1)

                    MEDICAL IMAGING CENTERS OF AMERICA, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    584578108
--------------------------------------------------------------------------------
                                 (CUSIP number)

                             STEVEN WOLOSKY, ESQUIRE
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                December 29, 1995
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 50 Pages)

                           (Exhibit Index on Page 13)

--------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================
     1     NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                               STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
     3     SEC USE ONLY

--------------------------------------------------------------------------------
     4     SOURCE OF FUNDS*
                    PF, WC
--------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                                    / /
--------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OR ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF      7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                        395,704
  OWNED BY
    EACH
 REPORTING
PERSON WITH
            --------------------------------------------------------------------
                8          SHARED VOTING POWER

                                    -0-
            --------------------------------------------------------------------
                9          SOLE DISPOSITIVE POWER

                                    395,704
            --------------------------------------------------------------------
               10          SHARED DISPOSITIVE POWER

                                    -0-
--------------------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON

                    395,704
--------------------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                         / /
--------------------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       16.0%
--------------------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

================================================================================
     1     NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                              STEEL PARTNERS SERVICES, LTD.
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
     3     SEC USE ONLY

--------------------------------------------------------------------------------
     4     SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                                    / /
--------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OR ORGANIZATION

                    NEW YORK
--------------------------------------------------------------------------------
 NUMBER OF      7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                        91,670(2)
  OWNED BY
    EACH
 REPORTING
PERSON WITH
            --------------------------------------------------------------------
                8          SHARED VOTING POWER

                                    -0-
            --------------------------------------------------------------------
                9          SOLE DISPOSITIVE POWER

                                    91,670(2)
            --------------------------------------------------------------------
               10          SHARED DISPOSITIVE POWER

                                    -0-
--------------------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON

                    91,670(2)
--------------------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                         / /
--------------------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       3.7%
--------------------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


--------
   (2) Represents Shares in a securities portfolio owned by a foreign investment company that is managed on a discretionary basis by Steel Partners Services, Ltd.

================================================================================
     1     NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                              STEEL PARTNERS COMMITTEE
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
     3     SEC USE ONLY

--------------------------------------------------------------------------------
     4     SOURCE OF FUNDS*
                    PF, WC
--------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                                    / /
--------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OR ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF      7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                        487,374
  OWNED BY
    EACH
 REPORTING
PERSON WITH
            --------------------------------------------------------------------
                8          SHARED VOTING POWER

                                    -0-
            --------------------------------------------------------------------
                9          SOLE DISPOSITIVE POWER

                                    487,374
            --------------------------------------------------------------------
               10          SHARED DISPOSITIVE POWER

                                    -0-
--------------------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON

                    487,374
--------------------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                         / /
--------------------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      19.7%
--------------------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

================================================================================
     1     NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                              WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
     3     SEC USE ONLY

--------------------------------------------------------------------------------
     4     SOURCE OF FUNDS*
                    PF, OO
--------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                                    / /
--------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OR ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF      7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                        487,374(3)
  OWNED BY
    EACH
 REPORTING
PERSON WITH
            --------------------------------------------------------------------
                8          SHARED VOTING POWER

                                    -0-
            --------------------------------------------------------------------
                9          SOLE DISPOSITIVE POWER

                                    487,374(3)
            --------------------------------------------------------------------
               10          SHARED DISPOSITIVE POWER

                                    -0-
--------------------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON

                    487,374(3)
--------------------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                         / /
--------------------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      19.7%
--------------------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------
   (3) Includes 395,704 Shares owned by Steel Partners II, L.P. and 91,670 Shares managed by Steel Partners Services, Ltd., an entity controlled by Warren
G. Lichtenstein and Lawrence Butler.

================================================================================
     1     NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                              LAWRENCE BUTLER
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
     3     SEC USE ONLY

--------------------------------------------------------------------------------
     4     SOURCE OF FUNDS*
                    PF, OO
--------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                                    / /
--------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OR ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF      7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                        487,374(4)
  OWNED BY
    EACH
 REPORTING
PERSON WITH
            --------------------------------------------------------------------
                8          SHARED VOTING POWER

                                    -0-
            --------------------------------------------------------------------
                9          SOLE DISPOSITIVE POWER

                                    487,374(4)
            --------------------------------------------------------------------
               10          SHARED DISPOSITIVE POWER

                                    -0-
--------------------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON

                    487,374(4)
--------------------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                         / /
--------------------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      19.7%
--------------------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------
   (4) Includes 395,704 Shares owned by Steel Partners II, L.P. and 91,670 Shares managed by Steel Partners Services, Ltd., an entity controlled by Warren
G. Lichtenstein and Lawrence Butler.

================================================================================
     1     NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                              JACK L. HOWARD
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
     3     SEC USE ONLY

--------------------------------------------------------------------------------
     4     SOURCE OF FUNDS*
                    PF
--------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                                    / /
--------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OR ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF      7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                        700(5)
  OWNED BY
    EACH
 REPORTING
PERSON WITH
            --------------------------------------------------------------------
                8          SHARED VOTING POWER

                                    -0-
            --------------------------------------------------------------------
                9          SOLE DISPOSITIVE POWER

                                    700(5)
            --------------------------------------------------------------------
               10          SHARED DISPOSITIVE POWER

                                    -0-
--------------------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON

                    700(5)
--------------------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                         / /
--------------------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        .03%
--------------------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------
  (5) Consists of 700 Shares all of which are owned by his wife, Kathryn Howard, in trust for their children.

         This constitutes Amendment No. 11 ("Amendment No. 11") to Schedule 13D filed by the undersigned on March 18, 1995 (the "Schedule 13D"). Except as specifically amended by this Amendment No. 11, the Schedule 13D, as amended, remains in full force and effect. Defined terms herein shall have the meaning specified in the Schedule 13D, except as otherwise provided herein.

         Item 2 is amended to add the following paragraphs:

Item 2.  Identity & Background.

         The Steel Partners Committee (the "Committee") is composed of Steel Partners II, L.P. ("Steel Partners II") and Steel Partners Services, Ltd. ("Services"). The Committee is not a business entity and has no place of organization, principal business or business address. The Committee can be contacted through Warren G. Lichtenstein, c/o Steel Partners II, L.P., 750 Lexington Avenue, 27th Floor, New York, New York 10022.

         Jack L. Howard is a limited partner of Associates and is a principal in the brokerage firm of Mutual Securities, Inc., a division of Cowles Sabol & Co. The principal business address of Jack L. Howard is 2927 Montecito Avenue, Santa Rosa, California 95404. Mr. Howard is a citizen of the United States of America.

         During the past five years, Mr. Howard has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         Item 3 is amended to read in its entirety as follows:

Item 3.  Source and Amount of Funds or Other Consideration.

         The aggregate purchase price of the 395,704 Shares of Common Stock owned by Steel Partners II is $2,224,222. The Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

         The aggregate purchase price of the 91,670 Shares of Common Stock beneficially owned by Services is $728,771. Such Shares were acquired with funds it manages for a foreign investment company (the "Fund"). Pursuant to an agreement (the "Management Agreement") with the Fund, Services has been appointed to manage, on a discretionary basis, certain of the Fund's assets, which are maintained in a brokerage account in the Fund's name. The Management Agreement may be terminated by either party at any time. Therefore, pursuant to Rule 13d-3(d)(1)(C), the Fund may also be deemed the beneficial owner of the Shares reported to be beneficially owned by Services.

         The aggregate purchase price of the 700 Shares of Common Stock owned by Jack Howard is $5,600. The Shares of Common Stock beneficially owned by Jack Howard were acquired with personal funds.

         Item 4 is amended to add the following paragraph:

Item 4. The Committee was formed to solicit proxies to (i) remove the incumbent members of the Issuer's board of directors; and (ii) elect the slate of candidates set forth herein to the Issuer's board of directors.

         On or about October 31, 1995, Steel Partners II served the Issuer with a request for a copy of a list of stockholders and related information. On December 29, 1995, Steel Partners II, as part of the Steel Partners Committee
(the "Committee"), made a written demand upon the Issuer's Corporate Secretary to call a Special Meeting of the Stockholders of the Issuer to be held on February 26, 1996. On the same day, the Committee filed its preliminary proxy material with the Securities and Exchange Commission. A copy of Steel Partner II's demand is attached hereto as Exhibit 2 and is incorporated by reference to the extent applicable. The purpose of the Special Meeting is to remove the current Board of Directors in its entirety, without cause, and to elect a new Board of Directors. The Committee's nominees to the Board of Directors to fill the vacancies resulting from such removal are set forth in the preliminary proxy statement, which is attached hereto as Exhibit 3 and is incorporated by reference to the extent applicable.

         Upon notice of the Special Meeting to Stockholders of record and upon final approval from the Commission for its proxy materials, the Committee intends to commence its solicitation of Stockholders of the Issuer.

         Paragraphs (a)-(c) of Item 5 are amended to read as follows:

Item 5.  Interest in Securities of the Issuer.

         (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 2,478,644 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995.

As of the close of business on December 29, 1995:

         The  Committee   beneficially  own  an  aggregate  of  487,374  Shares,
representing 19.7% of the shares outstanding, of which 395,704 Shares are beneficially owned by Steel Partners II, and 91,670 by Services.

         Steel Partners II beneficially owns 395,704 Shares of Common Stock, constituting approximately 16.0% of the Shares outstanding; and

Services beneficially owns 91,670 Shares, constituting approximately 3.7% of the Shares outstanding. Mr. Howard may be deemed to beneficially own 700 shares of the Shares, constituting approximately .03% of the Shares outstanding, all of which are owned by his wife, Kathryn Howard, in trust for their children. Collectively, the Reporting Persons own 488,074 Shares, constituting approximately 19.7% of the Issuer's Common Stock outstanding. Mr. Lichtenstein and Mr. Butler may be deemed to beneficially own 487,374 Shares, representing approximately 19.7% of the Issuer's Common Stock outstanding, by virtue of their authority to vote and dispose of the 395,704 Shares owned by Steel Partners II and the 91,670 Shares managed by Services. All of such Shares were acquired in open-market transactions.

         (b) By virtue of their positions with Steel Partners II and Services, each of Messrs. Lichtenstein and Butler has the sole power to vote and dispose of the Shares by each of Steel and Services reported in this Schedule 13D.

         (c) Schedule A annexed hereto lists all transactions in the Issuer's Common Stock since the filing of the previous amendment to this Schedule 13D by the Reporting Persons. Item 7 is amended to read in its entirety as follows:


Item 7.  Material to be Filed as Exhibits.

         1.  Joint Filing Agreement

         2.  Demand for Special Meeting

         3.  Preliminary Proxy Statement

         4. Indemnity Agreement between Steel Partners II, Steven Wolosky and David C. Flaugh

         5.  Indemnity Agreement between Steel Partners II and Jack Howard

                                                      SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  December 29, 1995          STEEL PARTNERS II, L.P.

                                   By: Steel Partners Associates, L.P. General Partner

                                   By:  Steel Partners, Ltd.
                                        General Partner


                                   By:/s/ Warren G. Lichtenstein
                                      --------------------------
                                       Warren G. Lichtenstein,
                                       Chief Executive Officer

                                   STEEL PARTNERS SERVICES, LTD.

                                   By:/s/ Warren G. Lichtenstein
                                      --------------------------
                                       Warren G. Lichtenstein,
                                       Chief Executive Officer


                                   /s/ Warren G. Lichtenstein
                                   -----------------------------
                                        WARREN G. LICHTENSTEIN


                                   /s/ Lawrence Butler
                                   -----------------------------
                                        LAWRENCE BUTLER


                                   /s/ Jack L. Howard
                                   -----------------------------
                                        JACK L. HOWARD

                                                    SCHEDULE A

TRANSACTIONS  IN THE SHARES  SINCE THE FILING OF THE  PREVIOUS  AMENDMENT TO THE
SCHEDULE 13D OR WITHIN THE PREVIOUS 60 DAYS*

                             STEEL PARTNERS II, L.P.


Shares of Common             Price Per                      Date of
Stock Purchased (Sold)        Share                        Purchase
----------------------        -----                        --------

         10,000              1.64500                       09/12/95

          9,000              1.70750                       09/15/95



                          STEEL PARTNERS SERVICES, LTD.



Shares of Common             Price Per                      Date of
Stock Purchased (Sold)        Share                        Purchase
----------------------        -----                        --------

         10,000              1.64500                       09/12/95

          9,000              1.70750                       09/15/95




                               WARREN LICHTENSTEIN

                                      None.


                                 LAWRENCE BUTLER

                                      None.


                                 JACK L. HOWARD

Shares of Common             Price Per                      Date of
Stock Purchased (Sold)        Share                        Purchase
----------------------        -----                        --------

            700              8.00                          11/21/95


--------
* Transactions on or before October 16, 1995 do not give effect to the 5 for 1 reverse stock split implemented by the Company on that date.

                                  EXHIBIT INDEX


Exhibit                                                                Page

1.       Joint Filing Agreement                                         14

2.       Demand for Special Meeting                                     15

3.       Preliminary Proxy Statement                                    18

4.       Indemnity Agreement between Steel,
         Steven Wolosky and David C. Flaugh                             47

5.       Indemnity Agreement between Steel and
         Jack L. Howard                                                 49

                                                     EXHIBIT 1

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(f)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated December 29, 1995 (including amendments thereto) with respect to the Common Stock of Medical Imaging Centers of America, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated:  December 29, 1995          STEEL PARTNERS II, L.P.

                                   By: Steel Partners Associates, L.P. General Partner

                                   By:  Steel Partners, Ltd.
                                        General Partner


                                   By:/s/ Lawrence Butler
                                      --------------------------
                                       Lawrence Butler,
                                       President

                                   STEEL PARTNERS SERVICES, LTD.

                                   By:/s/ Lawrence Butler
                                      --------------------------
                                       Lawrence Butler,
                                       President


                                   /s/ Warren G. Lichtenstein
                                   -----------------------------
                                        WARREN G. LICHTENSTEIN


                                   /s/ Lawrence Butler
                                   -----------------------------
                                        LAWRENCE BUTLER


                                   /s/ Jack L. Howard
                                   -----------------------------
                                        JACK L. HOWARD

                                    EXHIBIT 2

                                   Cede & Co.
                        c/o The Depository Trust Company
                                7 Hanover Square
                            New York, New York 10004


                                December 28, 1995


Medical Imaging Centers of America, Inc.
9444 Farnham Street, Suite 100
San Diego, California 92123

Attention:    Corporate Secretary

Gentlemen:

         Cede & Co., the nominee of The Depository Trust Company ("DTC") is a holder of record of certain shares of Common Stock of Medical Imaging Centers of America, Inc. (the "Company"). DTC is informed by its Participant, Bear Stearns Securities Corp., ("Participant"), that on the date hereof 395,704 of such shares (the "Shares"), credited to Participant's DTC account, represent more than ten (10%) percent of the outstanding shares of Common Stock of the Company, and are beneficially owned by Steel Partners II, L.P. ("Steel"), a customer of Participant.

         At the request of Participant, on behalf of Steel, Cede & Co., as holder of record of the Shares, hereby demands pursuant to Article II, Section 3 of the By-Laws of the Company that a Special Meeting of shareholders be called and noticed so as to be held on February 26, 1996 at 10:00 a.m. for the following purposes:


          1.   To remove all present directors without cause; and

          2. To elect directors for the balance of the terms of the present directors and until their successors are elected and qualified; and

          3. To transact such other business as may be properly presented to the meeting or any adjournment or adjournments thereof.

         Please take notice that Steel intends to seek the election of the following persons as directors at the Special Meeting: Warren Lichtenstein; Lawrence Butler; Jack Howard; David Flaugh and Steven Wolosky.

         While Cede & Co. is furnishing this demand as the stockholder of record of the Shares, it does so at the request of Participant and only as a nominal party for the true party in interest, Steel. Cede & Co. has no interest in this matter other than to take those steps which are necessary to ensure that Steel is not denied its rights as the beneficial owner of the Shares, and Cede & Co. assumes no further responsibility in this matter.

         Future  correspondence  on  this  matter  should  be  directed  to  the attention of Thomas J. Fleming, Esq., Olshan Grundman Frome & Rosenzweig, 505 Park Avenue, New York, NY 10022.

                                        Cede & Co.



                                        By:  /s/ Kenneth M. Scholl
                                             ----------------------------

State of New York    )
                     )  ss:
County of New York   )



The undersigned, being first duly sworn, does say that he is a partner of Cede & Co., which executed the foregoing letter, and he acknowledged the execution of said letter to be his act and deed and the act and deed of Cede & Co., and that the information and facts stated therein are true and correct.




                                        Cede & Co.


                                        By: /s/  Kenneth M. Scholl
                                            -----------------------------------



Subscribed and sworn to before me
this 28th day of December, 1995.


/s/ Sue Ann Vajda
---------------------------
         Notary Public


My commission expires:  12/31/96

                                    EXHIBIT 3

                                 PROXY STATEMENT
                                       OF
                          THE STEEL PARTNERS COMMITTEE
                           IN OPPOSITION TO MANAGEMENT

                               -----------------

                         Special Meeting of Stockholders
                                February 26, 1996

                               -----------------

         This Proxy Statement is being furnished to holders (the "Stockholders") of common stock, no par value (the "Common Stock") of Medical Imaging Centers of America, Inc. ("MICA" or the "Company") in connection with the solicitation of proxies by the STEEL PARTNERS COMMITTEE (the "Steel Partners Committee") for use at a Special Meeting of Stockholders scheduled for February 26, 1996 at _______________________, California at 10 a.m. or any adjournments or postponements thereof (the "Special Meeting").

         The Steel Partners Committee is soliciting proxies for the removal the current Board and the election of the Committee's nominees to the Board of Directors to fill the vacancies resulting from the removal.

         The matters to be voted on at the Special Meeting will be (i) the removal of all incumbent Directors, without cause; (ii) the election of new Directors of the Company to serve the remaining terms of the present Directors; and (iii) such other business as may properly come before the Special Meeting. The Steel Partners Committee urges you to sign, date and return the enclosed BLUE Proxy Card (the "BLUE Proxy"). Unless otherwise indicated by you, the BLUE Proxy authorizes the persons named therein to vote, and such persons will vote, properly executed and duly returned proxies FOR the removal of the current Board and the election of the Steel Partners Committee's nominees for director. The Steel Partners Committee is not presently aware of any other matters to be brought before the Special Meeting. However, should other matters be brought before the Special Meeting, the persons named in the proxies will vote in accordance with what they consider to be the best interests of the Stockholders and the Company.

         YOU MAY VOTE FOR REMOVAL OF ALL DIRECTORS AND THE STEEL PARTNERS COMMITTEE'S NOMINEES BY SIGNING THE ENCLOSED BLUE PROXY, MARKING, DATING, AND RETURNING IT IN THE POSTAGE-PAID ENVELOPE PROVIDED. IF YOU HAVE ALREADY SUBMITTED A PROXY TO THE BOARD OF DIRECTORS OF THE COMPANY, YOU MAY CHANGE YOUR VOTE BY SIGNING,

MARKING, DATING AND RETURNING THE ENCLOSED BLUE PROXY, WHICH MUST BE DATED AFTER THE PROXY YOU SUBMITTED TO THE BOARD OF DIRECTORS.

         The Proxy Statement is first being given or sent to Stockholders on or about January __, 1996. Any Stockholder who executes and delivers a proxy for use at the Special Meeting has the right to revoke it at any time before it is exercised by filing with the Steel Partners Committee at c/o Warren Lichtenstein, 750 Lexington Avenue, 27th Floor, New York, New York 10022, or with the Secretary of the Company at its principal offices, an instrument revoking it or a duly executed proxy bearing a later date, or by appearing in person and voting at the Special Meeting. The principal executive offices of the Company are located at 9444 Farnham Street, Suite 100, San Diego, California 92123, and its phone number is (619) 560-0110.

         Only Stockholders of record at the close of business on ___________, 1996 (the "Record Date") are entitled to vote at the Special Meeting. The Steel Partners Committee believes that as of the close of business on the Record Date, there were 2,478,644 shares of Common Stock of the Company issued and outstanding and entitled to vote. Holders of Common Stock have one vote for each share with respect to all matters to be considered at the Meeting, and may have cumulative voting rights with respect to the election of directors. No shareholder may cumulate votes unless a shareholder has announced at the Meeting his intention to do so, but if any shareholder makes such an announcement, all shareholders may cumulate votes. Cumulative voting rights entitle a shareholder to give one nominee as many votes as is equal to the number of directors to be elected, multiplied by the number of shares owned by him, or to distribute his votes on the same principle among two or more nominees, as he sees fit. In the event additional persons are nominated for the position of director, the proxyholders may cumulate and cast their votes, at their discretion, among all or less than all of the nominees in such proportions as they see fit. The five nominees for director receiving the highest number of votes at the Meeting will be elected. The Steel Partners Committee plans to make an announcement at the Special Meeting of its intent to cumulate votes.

                                    IMPORTANT

         Carefully review the Proxy Statement and the enclosed materials. YOUR PROXY IS IMPORTANT. IF YOU ARE UNABLE TO ATTEND THE SPECIAL MEETING IN PERSON YOUR PROXY IS THE ONLY MEANS AVAILABLE FOR YOU TO VOTE. No matter how many or how few shares you own, please vote FOR the Steel Partners Committee's nominees for director by so indicating and by signing, marking, dating and mailing the enclosed BLUE Proxy promptly.

         If you own shares of the Company but your stock certificate is held for you by a brokerage firm, bank or other institution, it is very likely that the stock certificate is actually in the name of such brokerage firm, bank or other institution. If so, only it can execute a BLUE Proxy and vote your shares of Common Stock. The brokerage firm, bank, or other institution holding the shares for you is required to forward proxy materials to you and solicit your instructions with respect to the granting of proxies; it cannot vote your shares unless it receives your specific instructions.

         If you have any questions about giving your proxy or require assistance in voting your shares, please call:

                            MACKENZIE PARTNERS, INC.

                                156 Fifth Avenue
                               New York, NY 10010
                            (212) 929-5500 (Collect)
                                       or
                          CALL TOLL FREE (800) 322-2885

                   THE STEEL PARTNERS COMMITTEE AND ITS SLATE

         The Steel Partners Committee is composed of Steel Partners II, L.P. and Steel Partners Services, Ltd., which are described below under "Other Participants, Certain Agreements and Related Additional Information." Warren Lichtenstein, Lawrence Butler, Jack L. Howard, David C. Flaugh and Steven Wolosky constitute its slate (the "Slate") for election to the Company's Board of Directors at the Special Meeting. Biographical data on the Slate is set forth below.

         Warren G. Lichtenstein (30) is one of the Committee's nominees for director. Mr. Lichtenstein is Chairman and a director of WGL Capital Corp., a general partner of Steel Partners, L.P., a Delaware limited partnership (a private investment partnership), since 1990. Mr. Lichtenstein is Chairman and a director of Steel Partners, Ltd. ("Partners"), the general partner of Steel Partners Associates, L.P. ("Associates"), which is the general partner of Steel Partners II, L.P. ("Steel"), since 1993. Mr. Lichtenstein is also Chairman of the Board of Steel Partners Services, Ltd. ("Steel Services"). For information regarding Steel, Partners, Associates and Steel Services, see below under "Other Participants, Certain Agreements and Related Additional Information." Mr. Lichtenstein was the acquisition/risk arbitrage analyst at Ballantrae Partners,

L.P., a private investment partnership formed to invest in risk arbitrage, special situations and undervalued companies, from 1988 to 1990. Mr. Lichtenstein is a director of the following publicly held companies: Alpha Technologies Group, Inc., SL Industries, Inc., Gateway Industries, Inc., and Saratoga Beverage Group. As of the Record Date, Mr. Lichtenstein beneficially owned 487,374 shares of the Common Stock of the Company, all of which were owned by either Steel or Steel Services. The business address of Mr. Lichtenstein is 750 Lexington Avenue, 27th Floor, New York, New York 10022. For information regarding Mr. Lichtenstein's purchases and sales of shares of the Common Stock of the Company during the past two years, see Schedule A.

         Lawrence Butler (33) is one of the Committee's nominees for director. Mr. Butler co-founded Steel Partners, L.P. with Warren Lichtenstein in 1990. As the sole shareholder of Camelia Group, Inc., a co-General Partner of Steel Partners, L.P., Mr. Butler has been active in the day-to-day management of Steel Partners, L.P. since its inception. Mr. Butler has been President and a director of Partners, the general partner of Associates, which is the general partner of Steel, since 1993. He is also President of Steel Services. Prior to forming Steel Partners, L.P., Mr. Butler worked for Columbia Savings and Loan in Beverly Hills, California in the Principal Transactions Group, which made equity investments in leveraged buyouts and recapitalizations. Subsequent to Mr. Butler's employment at Columbia Savings and Loan, it was taken over by the Resolution Trust Corporation. From 1984-1987, Mr. Butler worked at Bankers Trust Company in New York in the bank's middle market LBO Group which secured debt financing on transactions below $100 million. Mr. Butler is President, Chief Executive Officer and a director of Alpha Technologies Group, Inc., a publicly held company. For information regarding Mr. Butler's affiliations with Steel, Partners, Associates and Steel Services, see below under "Other Participants, Certain Agreement and Related Additional Information." As of the Record Date, Mr. Butler beneficially owned 487,374 shares of the Common Stock of the Company, all of which were owned by either Steel or Steel Services. The business address of Mr. Butler is 750 Lexington Avenue, 27th Floor, New York, New York 10022. For information regarding Mr. Butler's purchases and sales of shares of the Common Stock of the Company during the past two years, see Schedule A.

         Jack L. Howard (34) is one of the Committee's nominees for director. Jack L. Howard has been a limited partner of Associates since 1993, a principal of the Mutual Securities, Inc. (a division of Cowles Sabol & Co.) since 1989 and has been in the securities business since 1984, specializing in locating, researching and accumulating grossly undervalued securities. Mr. Howard is a director of the following publicly held companies: Inventors Insurance Group, Inc. and Gateway Industries, Inc. The business address of Jack L. Howard is 2927 Montecito Avenue, Santa Rosa, California 95404. As of the Record Date, Mr. Howard may be deemed to beneficially own 700 shares of the Common Stock of the Company, all of which were owned by his wife, Kathryn Howard, in trust for their children. For information regarding Mr. Howard's purchases and sales of shares of the Common Stock of the Company during the past two years, see Schedule A.

         David C. Flaugh (48) is one of the Committee's nominees for director. Mr. Flaugh is a consultant in the health care services industry. From January 1993 to September 1995, he served as Chief Operating Officer of National Health Laboratories, Incorporated ("National Health"), which changed its name to Laboratory Corporation of America, Inc. in April 1995 when it merged with Roche Biomedical Laboratories, Inc. ("Roche"). From 1982 through 1991, he served as Chief Financial Officer of National Health and from 1991 to 1992, has served as Vice President-Managing Director. National Health is one of the leading clinical laboratories in the United States and its shares trade on the New York Stock Exchange.

In April 1995, National Health merged with Roche. Mr. Flaugh has approximately 25 years of executive experience in health care services. As of the Record Date, Mr. Flaugh did not beneficially own any shares of the Common Stock of the Company. Mr. Flaugh's principal business address is P.O. Box 525, 16160 El Camino Real, Rancho Santa Fe, California 92067.

         Steven Wolosky (40) is one of the Committee's nominees for director. For more than the past five years, Mr. Wolosky has been a partner of Olshan Grundman Frome & Rosenzweig LLP, counsel to the Steel Partners Committee. Mr. Wolosky is also Assistant Secretary of WHX Corporation or its predecessor, a NYSE listed company and a director of the following publicly held companies:
Restructuring Acquisition Corporation and Uniflex, Inc. As of the Record Date, Mr. Wolosky did not beneficially own any shares of the Common Stock of the Company. Mr. Wolosky has not purchased or sold any shares of the Common Stock of the Company in the past two years. Mr. Wolosky's principal business address is 505 Park Avenue, New York, New York 10022.

         For further information concerning the plans of the Steel Partners Committee and its Slate, see The Plans of the Steel Partners Committee.

         The Steel Partners Committee, together, beneficially owned 487,374 shares of Common Stock as of the Record Date, representing 19.7% of the issued and outstanding shares of Common Stock. All of these shares were owned by either Steel or Steel Services.

         Each of the nominees has consented to serve as a director and, if elected, intends to discharge his duties as director of the Company in compliance with all applicable legal requirements, including the general fiduciary obligations imposed upon corporate directors. By executing a BLUE Proxy, each Stockholder will revoke any prior proxy and will not be voting his or her shares for the nominees of the Company's management.

                    THE PLANS OF THE STEEL PARTNERS COMMITTEE

         The Steel Partners Committee was formed by Steel and Steel Services, who own together approximately 19.7% of the Company's Common Stock and constitute the Company's largest Stockholder. The Committee was formed in response to current management's refusal to redeem the Stockholders' Rights Agreement adopted October 2, 1991 (the "Poison Pill"), which effectively prevents Steel, and any other shareholder, from acquiring more than 20% of the Company's Common Stock. The Committee was also formed to seek ways to improve shareholder value.

         The current directors of the Company are Robert S. Muehlberg; Denise L. Sunseri; E. Keene Wolcott; Keith R. Burnett, M.D.; and Robert G. Ricci, D.O. All of the current directors were elected to serve one-year terms at the Company's annual meeting held on August 23, 1995. Ms. Sunseri and Mr. Ricci have been directors since 1995, Mr. Muehlberg has been a director since 1994, Mr. Burnett has been a director since 1993, and Mr. Wolcott has been a director since 1991. According to the performance graph in the Company's most recent proxy statement, dated July 24, 1995, the sum of $100, if invested in the Company's Common Stock in 1989, would have been worth $6 at year-end 1994. A comparable investment in the Dow Jones Equity Market-Index and Nasdaq Stock Market-US Index would have been worth $153 and $178, respectively.

         In early 1995, Steel requested that the incumbent directors provide Steel with representation on the Board, a request that was denied. In August 1995, Steel representatives, Warren Lichtenstein and Jack Howard, attended the meeting of the Company's Board of Directors following the Company's annual meeting, at which they asked the Board to redeem the Poison Pill to allow Steel, or any other shareholder, to purchase more than 20% of the Company's shares. After patiently waiting for two months for a response, Messrs. Lichtenstein and Howard met four directors in November 1995 to discuss Steel's concerns regarding the Poison Pill, including the possibility of calling a special meeting of shareholders to vote on the redemption of the Poison Pill. In December 1995, Mr. Lichtenstein engaged in further discussions with the Company's Chief Executive Officer, Robert Muehlberg, concerning the Poison Pill, possible board representation for Steel and the Company's request that Steel and Steel Services refrain from engaging in activity that the current management deemed "detrimental" for a period of time. No agreement was reached on any of these issues. Steel has indicated that it would refrain from a proxy contest if the Poison Pill were redeemed and it received two seats on the Board.

         By letter dated December 28, 1995, Steel demanded that the Company hold a special meeting of its shareholders pursuant to Article II Section 3 of the Company's by-laws. Steel's demand, which was delivered on December 29, 1995, read:

                    At the request of Participant, on behalf of Steel,
               Cede & Co., as holder of record of the Shares, hereby demands pursuant to Article II, Section 3 of the By-Laws of the Company that a Special Meeting of shareholders be called and noticed so as to be held on February 26, 1996 at 10:00 a.m. for the following purposes:

                    1. To remove all present  directors without cause;
               and

                    2. To elect directors for the balance of the terms
               of the present directors and until their successors are elected and qualified; and

                    3. To transact such other business as may be properly presented to the meeting or any adjournment or adjournments thereof.

                    Please take notice that Steel  intends to seek the
               election of the following persons as directors at the Special Meeting: Warren Lichtenstein; Lawrence Butler; Jack Howard; David Flaugh and Steven Wolosky.

         The Special Meeting was called in response to Steel's demand.

         The Committee's nominees, if elected to office, intend to redeem the Poison Pill in order to permit Steel and Steel Services, or any other person, to buy more than 20% of the Company's Common Stock, if they chose to do so. The Committee's nominees, if elected, also intend to explore alternatives to enhance shareholder value, including but not limited to (i) growing the Company through acquisitions; (ii) adopting a stock repurchasing program; (iii) refinancing existing debt on terms more favorable to the Company; and (iv) the possible sale of the Company by merger, tender offer or otherwise. No specific plans have been determined and the Committee has not received any proposals or expressions of interest from any third parties. No assurance can be given that the Committee's nominees, if elected, will prove successful or that Steel or Steel Services will purchase additional shares. The

Committee's nominees have no plans to make any changes in current management.

         The Committee is not aware of any employment agreement or material agreement to which the Company is a party, the termination or terms of which would be adversely affected by the election of the Slate or the implementation of the plans of the Committee.


          OTHER PARTICIPANTS, CERTAIN AGREEMENTS AND RELATED ADDITIONAL
                                   INFORMATION

         The costs of the Committee will be borne by Steel and Steel Services.

         The general partner of Steel is Steel Partners Associates, L.P. ("Associates"), a Delaware limited partnership. The general partner of Associates is Steel Partners, Ltd. ("Partners"), a New York corporation. The principal business of Steel is investing in the securities of micro-cap companies. The principal business address of Steel, Associates and Partners is 750 Lexington Avenue, 27th Floor, New York, New York 10022. The executive officers and directors of Partners are as follows: Warren G. Lichtenstein is Chairman of the Board, Secretary and a Director; and Lawrence Butler is President, Treasurer and a Director. As of the Record

Date, Steel was the owner of 395,704 shares of the Common Stock of the Company. Neither Associates nor Partners beneficially owned any shares of the Common Stock of the Company on the Record Date, except by virtue of their role in Steel. For information regarding Steel's purchases and sales of shares of the Common Stock of the Company during the past two years, see Schedule A.

         Steel Services is a New York corporation. The principal business of Steel Services is providing management and advisory services. As of the Record Date, Steel was the owner of 91,670 shares of the Common Stock of the Company. The principal business address of Steel Services is 750 Lexington Avenue, 27th Floor, New York, New York 10022. The executive officers and directors of Steel Services are as follows: Warren G. Lichtenstein is Chairman of the Board, Secretary and a Director; and Lawrence Butler is President, Treasurer and a Director.

         The Board of Directors of the Company has a single class of directors. At each annual meeting of Stockholders, the directors are elected to a one-year term. The current board was elected on or about August 23, 1995. The slate of nominees proposed by the Steel Partners Committee, if elected, would serve as directors for terms expiring in or about August 1996 or until the due election and qualification of their successors. The Steel Partners Committee has no reason to believe any of its nominees will be disqualified or unable or unwilling to serve if elected. However, in the event that any member of the Slate should become unavailable for any reason, or should it become necessary or appropriate for the Steel Partners Committee to nominate additional persons, the Steel Partners Committee will seek to vote, to the extent permitted by law, the proxies for such other persons as it nominates. Steel has agreed to indemnify Messrs. Flaugh, Wolosky and Howard, members of the Slate, and to reimburse them for their reasonable out-of- pocket expenses, for their efforts in connection with the solicitation.

         Except as described herein and in the Schedules hereto, no member of the Steel Partners Committee, the slate of nominees or any of their associates,
(i) has engaged in or has a direct or indirect interest in any transaction or series of transactions since the beginning of the Company's last fiscal year or in any currently proposed transaction, to which the Company or any of its subsidiaries is a party where the amount involved was in excess of $60,000, (ii) is the beneficial or record owner of any securities of the Company or any parent or subsidiary thereof, (iii) is the record owner of any securities of the Company of which it may not be deemed to be the beneficial owner, (iv) has been within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, (v) has any arrangements or understandings with any nominee pursuant to which such nominee was selected as a nominee and there exist no such agreements or understandings between any nominee and any other person, or (vi) has any agreement or understanding with respect to future employment by the Company or any arrangement or under- standing with respect to any future transactions to which the Company will or may be a party.

         See Appendix B for information regarding persons who beneficially own more than 5% of the Common Stock and the ownership of the Common Stock by the management of the Company.


                     VOTE REQUIRED FOR REMOVAL OF DIRECTORS

         An affirmative vote of a majority of the issued and outstanding shares of the Company will be required for approval of Proposal 1, the removal of the entire Board without cause. It is not possible to vote to remove less than the entire Board. If a stockholder wishes to retain one or more members of the present Board and remove others such stockholders can vote in favor of

Proposal 1 and also cast votes in favor of such person or persons pursuant to the requirements of Proposal 2, the election of new directors. There can be no assurance that any such members will be re-elected to the Board. Abstentions will have the effect of a vote against Proposal 1, but will not have an effect on the election of the directors. If a broker indicates on the proxy that it does not have discretionary authority as to certain shares to vote on a particular matter (a broker non-vote), those shares will be considered as present for quorum purposes on all matters. Broker non-votes will have the effect of a vote against Proposal 1 and no effect on any other matter to be brought before the meeting, including the election of directors. See discussion regarding cumulative voting for the election of directors which begins on page 3.

                              SOLICITATION EXPENSES

         Proxies may be solicited by members of the Committee and by its Slate by mail, telephone, telegraph and personal solicitation. Banks, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward solicitation material to the beneficial owners of the Common Stock that such institutions hold of record. The Steel Partners Committee will reimburse such institutions for their reasonable out-of-pocket expenses.

         The entire expense of preparing and mailing this Proxy Statement and any other soliciting material and the total expen- ditures relating to the solicitation of proxies (including, without limitation, costs, if any, related to advertising, printing, fees of attorneys, financial advisors, solicitors, consultants, accountants, public relations, transportation and litigation) will be borne by the Steel Partners Committee, with funds provided by Steel.

         The Steel Partners Committee has retained MacKenzie Partners, Inc. ("MacKenzie Partners") to assist in the solicitation in proxies and proxies to execute written consents and for related services. The Steel Partners Committee has agreed to pay MacKenzie Partners a fee estimated at _______ and has agreed to reimburse it for its reasonable out-of-pocket expenses. Approximately 35 persons will be used by MacKenzie Partners in its solicitation efforts.

         The Steel Partners Committee estimates that its total expenditures relating to the solicitation of proxies will be approximately $100,000. Total cash expenditures to date relating to this solicitation have been approximately $5,000. In addition to the use of the mails, proxies may be solicited by The Steel

Partners Committee and MacKenzie Partners, Inc. by telephone, telegram and personal solicitation, for which no additional compensation will be paid to those persons engaged in such solicitation. The Steel Partners Committee presently intends to seek reimbursement from the Company for its reasonable expenses in connection with this solicitation and does not expect to submit such matter to a vote of security-holders, unless required by law.

                                   APPENDIX A

                         Transactions in the Securities
                    of the Company Within the Past Two Years

         The following table sets forth information with respect to all purchases and sales of shares of Common Stock of the Company by Steel, Steel Services, Warren Lichtenstein, Lawrence Butler and Jack L. Howard during the past two years. Messrs. Lichtenstein and Butler may be deemed beneficial owners of Steel and Steel Services and have not engaged in any purchases or sales in any other capacity. Each of the transactions was effected on the open market, except where otherwise noted. Transactions on or before October 16, 1995 do not give effect to the 5 for 1 reverse stock split implemented by the Company on that date. STEEL PARTNERS II, L.P.


Shares of Common                     Price Per                     Date of
Stock Purchased (Sold)                Share                        Purchase
----------------------                -----                        --------

      15,000                         $.70750                       01/25/95

      26,500                          .70750                       02/01/95

      23,500                          .70750                       02/03/95

      10,000                          .72870                       02/07/95

      10,000                          .72875                       02/09/95

       7,119                          .83250                       02/14/95

      25,000                          .89500                       02/16/95

      45,000                          .89500                       02/17/95

      20,500                          .89500                       02/22/95

     347,900                          .82250                       02/22/95

      10,000                          .89500                       02/23/95

      10,000                          .90500                       02/28/95

       7,000                          .94000                       03/03/95

      15,000                          .92120                       03/09/95

       2,500                          .86370                       03/10/95

      16,000                          .89500                       03/10/95

      54,000                          .92620                       03/10/95

       7,500                          .92620                       03/15/95

Shares of Common                     Price Per                     Date of
Stock Purchased (Sold)                Share                        Purchase
----------------------                -----                        --------

      25,000                          .95750                       03/17/95

      45,750                          .95250                       03/20/95

      12,500                          .95750                       03/20/95

      18,000                          .97250                       03/24/95

      10,000                          .95750                       03/24/95

      38,100                          .95750                       03/29/95

       2,000                          .96000                       03/29/95

      10,000                          .95750                       04/05/95

      10,000                         1.02000                       04/13/95

       5,000                         1.02000                       04/17/95

      35,000                         1.02000                       04/18/95

      36,500                         1.02000                       04/24/95

      12,000                         1.02000                       04/25/95

      10,000                          .98870                       04/26/95

      37,500                         1.02000                       04/26/95

       5,000                          .95750                       04/27/95

       5,000                          .89500                       04/28/95

       9,300                          .92000                       04/28/95

       2,500                          .98870                       04/28/95

       7,500                          .89500                       05/02/95

      10,000                          .95100                       05/02/95

     100,000                          .88000                       05/02/95

       7,800                          .93000                       05/04/95

      10,000                          .98870                       05/05/95

      30,000                         1.02000                       05/08/95

      15,000                         1.05000                       05/09/95

      66,000                         1.05521                       05/11/95

       8,950                         1.05000                       05/16/95

       3,400                         1.03000                       05/16/95

      15,000                         1.07000                       05/17/95

       5,000                         1.40000                       05/31/95

       8,000                         1.39500                       05/31/95

     170,000                         1.39500                       06/02/95

       1,000                         1.41000                       06/05/95

       9,500                         1.40500                       06/06/95

      20,000                         1.39500                       06/06/95

       5,000                         1.39500                       06/07/95

Shares of Common                     Price Per                     Date of
Stock Purchased (Sold)                Share                        Purchase
----------------------                -----                        --------

       5,000                         1.39500                       06/08/95

      50,000                         1.39500                       06/12/95

       7,500                         1.42620                       06/13/95

      60,000                         1.36370                       06/14/95

       5,000                         1.33250                       06/15/95

       2,500                         1.49000                       06/21/95

       5,000                         1.48870                       06/21/95

       2,000                         1.50000                       06/22/95

       7,000                         1.52000                       06/22/95

       5,000                         1.55120                       06/23/95

      15,000                         1.55120                       07/12/95

      25,000                         1.55120                       07/13/95

      15,000                         1.54000                       07/14/95

       5,000                         1.55120                       07/18/95

       5,000                         1.48870                       07/19/95

       2,500                         1.55120                       07/20/95

      12,500                         1.54000                       07/20/95

       3,000                         1.48870                       07/27/95

       6,250                         1.54000                       07/28/95

      25,000                         1.52000                       07/28/95

      18,000                         1.52000                       07/31/95

      37,500                         1.54620                       08/02/95

       5,000                         1.58250                       08/03/95

       1,250                         1.64500                       08/04/95

       3,850                         1.66000                       08/04/95

       5,000                         1.64500                       08/08/95

      12,250                         1.67620                       08/08/95

       4,000                         1.67620                       08/09/95

       1,250                         1.64500                       08/10/95

       5,000                         1.67620                       08/11/95

      20,000                         1.66000                       08/11/95

       3,500                         1.64500                       08/14/95

       5,000                         1.70750                       08/14/95

       5,000                         1.70750                       08/16/95

       5,000                         1.70750                       08/17/95

       5,000                         1.73870                       08/17/95

      15,000                         1.74000                       08/18/95

Shares of Common                     Price Per                     Date of
Stock Purchased (Sold)                Share                        Purchase
----------------------                -----                        --------

      10,000                         1.73870                       08/21/95

       4,000                         1.73870                       08/22/95

      32,500                         1.70750                       08/25/95

      17,500                         1.69000                       08/30/95

       6,853                         1.77000                       08/31/95

      10,000                         1.64500                       09/12/95

       9,000                         1.70750                       09/15/95



STEEL PARTNERS SERVICES, LTD.

Shares of Common                     Price Per                     Date of
Stock Purchased (Sold)                Share                        Purchase
----------------------                -----                        --------

       3,000                        $1.39500                       06/19/95

      18,500                         1.40500                       06/19/95

      24,000                         1.45750                       06/19/95

       2,500                         1.49000                       06/21/95

       5,000                         1.48870                       06/21/95

       2,000                         1.50000                       06/22/95

       7,000                         1.52000                       06/22/95

       5,000                         1.55120                       06/23/95

       2,500                         1.58250                       06/29/95

      25,000                         1.55120                       07/06/95

       5,000                         1.58250                       07/11/95

      15,000                         1.55120                       07/12/95

      25,000                         1.55120                       07/13/95

      15,000                         1.54000                       07/14/95

       5,000                         1.55120                       07/18/95

       5,000                         1.48870                       07/19/95

       2,500                         1.55120                       07/20/95

      12,500                         1.54000                       07/20/95

       5,000                         1.52000                       07/25/95

       3,000                         1.48870                       07/27/95

       6,250                         1.54000                       07/28/95

      25,000                         1.52000                       07/28/95

      18,000                         1.52000                       07/31/95

Shares of Common                     Price Per                     Date of
Stock Purchased (Sold)                Share                        Purchase
----------------------                -----                        --------

      37,500                         1.54620                       08/02/95

       4,000                         1.58250                       08/03/95

       1,250                         1.64500                       08/04/95

       3,850                         1.66000                       08/04/95

       5,000                         1.64500                       08/08/95

      12,250                         1.67620                       08/08/95

       4,000                         1.67620                       08/09/95

       1,250                         1.64500                       08/10/95

       5,000                         1.67620                       08/11/95

      20,000                         1.66000                       08/11/95

       3,500                         1.64500                       08/14/95

       5,000                         1.70750                       08/14/95

       5,000                         1.70750                       08/16/95

       5,000                         1.70750                       08/17/95

       5,000                         1.73870                       08/17/95

      15,000                         1.74000                       08/18/95

      10,000                         1.73870                       08/21/95

       4,000                         1.73870                       08/22/95

      32,500                         1.70750                       08/25/95

      17,500                         1.69000                       08/30/95

       6,000                         1.77000                       08/31/95

      10,000                         1.64500                       09/12/95

       9,000                         1.70750                       09/15/95


JACK L. HOWARD**

Shares of Common                     Price Per                     Date of
Stock Purchased (Sold)                Share                        Purchase
----------------------                -----                        --------

         700                         8.00                          11/21/95





--------
**       All  shares  are held by Mr.  Howard's  wife,  Kathryn  E.  Howard,  as custodian for their children. Mr. Howard disclaims beneficial ownership of these shares.

                                   APPENDIX B

                 Security Ownership of Certain Beneficial Owners

         The following table sets forth as of the Record Date, to the knowledge of the Steel Partners Committee based on a review of publicly available information, each person reported to own beneficially more than 5% of the Company's outstanding Common Stock.


                                                               Amount and Nature
                                                                 of Beneficial
                  Name and Address                             Ownership of the                      Percent
                         of                                    Company's Common                         of
                  Beneficial Owner                                 Stock(1)                          Class(2)
                  ----------------                                 --------                          --------
Metropolitan Life Insurance Co.
  One Madison Avenue
  New York, NY 10010                                                546,666(3)                        18.1%

Steel Partners II, L.P.
  750 Lexington Avenue, 27th Fl.
  New York, NY 10022                                                395,704                           16.0%

The Steel Partners Committee
  750 Lexington Avenue, 27th Fl.
  New York, NY 10022                                                487,374(4)                        19.7%

---------------
(1) For purposes of this table, a person is deemed to have "beneficial ownership" of any security that such person has the right to acquire within 60 days after January __, 1996.
(2) Percentage of ownership is based on 2,478,644 outstanding shares of Common Stock.
(3) Metropolitan Life Insurance Company holds $8.2 million in principal amount of the Company's Convertible Debentures due April 1999, as of September 30, 1995. Such Debentures bear interest at the rate of 6% per annum and are convertible at any time into one share of Common Stock for each $15.00 of principal amount of Debenture. The amount and percentage of Common Stock in the table represents beneficial ownership as if the Debentures had been converted to Common Stock.
(4)      This figure includes shares owned by Steel and Steel Services.

                                    IMPORTANT


         1. If your shares are kept at your brokerage firm or bank, and they are registered in your brokerage firm's or your bank's name, please send back only the Steel Partners Committee enclosed BLUE Card in the special envelope provided.

         2. If your shares are registered in your own names, please sign, date and return the enclosed BLUE Card to MacKenzie Partners.

         3. Time is critically short. If you have previously signed and returned a proxy card to the Company, for whatever reason, you have every legal right to change your mind. Only your latest dated card will count. You may revoke any earlier card returned to the Company by signing, marking, dating and returning the enclosed BLUE Card provided by the Steel Partners Committee.

         4. After signing the enclosed BLUE Card, do not sign any further cards sent to you by the Company.

         5. If Medical Imaging Centers of America, Inc. shares are held in the name of a brokerage firm, bank nominee or other institution, only it can sign a BLUE Card with respect to your shares. Accordingly, please contact the person responsible for your account and give instructions for a BLUE Card to be signed representing your Medical Imaging Centers of America, Inc. shares.

         If you have any questions about giving your proxy or require assistance in voting your Medical Imaging Centers of America, Inc. shares, please call:

                            MACKENZIE PARTNERS, INC.

                                156 Fifth Avenue
                               New York, NY 10010
                            (212) 929-5500 (Collect)
                                       or
                          CALL TOLL FREE (800) 322-2885

                                    EXHIBIT 4

                             STEEL PARTNERS II, L.P.
                        750 Lexington Avenue, 27th Floor
                            New York, New York 10022



Steven Wolosky
29 Downey Drive
Tenafly, New Jersey 07670

David C. Flaugh
P.O. Box 525
Rancho Santa Fe, CA 92067

          Re:  Medical Imaging Centers of America, Inc.
               ----------------------------------------


Dear Steve and David:

         Thank you for agreeing to serve as nominees to the Board of Directors of Medical Imaging Centers of America, Inc. ("MICA" or the "Company") in the proxy solicitation that Steel Partners II, L.P. ("Steel") is about to undertake. Your outstanding qualifications, I believe, will prove a valuable asset to MICA and all of its stockholders. This letter will set forth the terms of our agreement.

         1. Steel agrees to indemnify you against any and all claims of any nature, whenever brought, arising from the proxy and/or consent solicitation irrespective of the outcome. This indemnification will include any and all costs and expenses you may incur in responding to any claim, including reasonable attorneys' fees. Upon election the parties will use their best efforts to have the Company provide full indemnification. In addition, you will be reimbursed promptly for all reasonable out-of-pocket expenses.

         If the foregoing terms are consistent with our understanding, please sign below to indicate your acceptance.

                                        Sincerely,



                                        STEEL PARTNERS II, L.P.

                                        By:  Steel  Partners,  Ltd., the General
                                             Partner    of    Steel     Partners
                                             Associates, L.P., General Partner


                                        By:  /s/ Warren G. Lichtenstein
                                             --------------------------
                                             Warren G. Lichtenstein,
                                             Chairman of the Board

ACCEPTED AND AGREED:




/s/ Steven Wolosky
------------------
Steven Wolosky



/s/ David C. Flaugh
-------------------
David C. Flaugh

                                    EXHIBIT 5

                             STEEL PARTNERS II, L.P.
                        750 Lexington Avenue, 27th Floor
                            New York, New York 10022



Jack L. Howard
2927 Montecito Avenue
Santa Rosa, California 95404

          Re:  Medical Imaging Centers of America, Inc.
               ----------------------------------------


Dear Jack:

         Thank you for agreeing to serve as a nominee to the Board of Directors of Medical Imaging Centers of America, Inc. ("MICA" or the "Company") in the proxy solicitation that Steel Partners II, L.P. ("Steel") is about to undertake. Your outstanding qualifications, I believe, will prove a valuable asset to MICA and all of its stockholders. This letter will set forth the terms of our agreement.

         1. Steel agrees to indemnify you against any and all claims of any nature, whenever brought, arising from the proxy and/or consent solicitation irrespective of the outcome. This indemnification will include any and all costs and expenses you may incur in responding to any claim, including reasonable attorneys' fees. Upon election the parties will use their best efforts to have the Company provide full indemnification. In addition, you will be reimbursed promptly for all reasonable out-of-pocket expenses.

         If the foregoing terms are consistent with our understanding, please sign below to indicate your acceptance.

                                        Sincerely,



                                        STEEL PARTNERS II, L.P.

                                        By:  Steel  Partners,  Ltd., the General
                                             Partner    of    Steel     Partners
                                             Associates, L.P., General Partner


                                        By:  /s/ Lawrence Butler
                                             -------------------
                                             Lawrence Butler,
                                             President


ACCEPTED AND AGREED:




/s/ Jack L. Howard
------------------
Jack L. Howard